Exhibit 99.1

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, B.C., V6C 2Y9 on Wednesday, May 6, 2015 at 2:00 p.m. (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014, together with the report of the auditors thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider, and if deemed appropriate, to approve by ordinary resolution, the continuation of the Company’s Stock Option Plan, as set out in the Information Circular; and

5.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on April 1, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of April 1, 2015 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 p.m. (Pacific time) on May 4, 2014 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 30th day of March, 2015.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer